SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 27, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

Table of Documents Submitted

Item
1.	Announcement regarding the FY2005 business plan of Millea Holdings, Inc., dated May 27, 2005.

2.	Announcement regarding the adoption of Corporate Governance Policies, dated May 27, 2005.

3.	Announcement regarding the issuance of stock acquisition rights pursuant to a stock option compensation plan, dated May 27, 2005.

4.	Announcement regarding the receipt of subpoenas from United States federal governmental authorities, dated May 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 27, 2005	By:	/s/ TETSUYA UNNO
General Manager of Corporate Legal and Risk Management Department

Item 1

(English translation)

May 27, 2005

Millea Holdings, Inc.

FY2005 Business Plan of Millea Holdings, Inc.

Millea Holdings, Inc. (“Millea Holdings”, President and Director: Kunio Ishihara), has announced its business plan for the fiscal year ending March 31, 2006 (“FY2005”).

In FY2004, the Millea Group completed a smooth merger of its property and casualty insurance subsidiaries, which it viewed as a critically important task. Despite the Millea Group’s efforts in building a solid foundation for the domestic property and casualty insurance business adjusted earnings for FY2004 was 51.8 billion yen, mainly due to frequent occurrences of natural disasters.

In FY2005, the Millea Group aims to focus on restoring growth in its domestic property and casualty insurance business and on further expanding its domestic life insurance business and overseas insurance business. The Millea Group aims at adjusted earnings of approximately 147 billion yen and an ROE level of approximately 4.5 percent in FY2005.

	(Yen in billions)

	Actual results FY2004	Business plan for FY2005	Targeted Group portfolio in FY2005 (2003 Mid-Term Plan)
Adjusted earnings by business segment
Domestic property and casualty insurance business	18.4	110	Approximately 70% of total earnings

Domestic life insurance business	25.5	25.0
Overseas insurance business (local corporations)	4.8	9.0
Millea Asia	0.6	1.0	Approximately 30% of
Direct insurance (excluding Millea Asia)	3.8	4.5	total earnings
Reinsurance (excluding Millea Asia)	0.4	3.5
Other businesses	3.1	3.0

Group total	51.8	147.0	Approximately 160 billion yen
Adjusted ROE	1.6%	Approximately 4.5%	Approximately 6%

* In order to capture the corporate value of the Millea Group and to aim for the enhancement thereof, the management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see Appendix 2 for details).

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* Targeted Group portfolio in FY2005 was announced in November 2003 as part of the medium- to long-term corporate strategy of Millea Holdings (the “2003 Mid-Term Plan”). ROE is calculated based on the equity capital at the time of formulation of the plan.

* Starting with the business plan for FY2005, adjusted earnings for overseas life insurance business is drawn from “increase in embedded value”, as has been the case with domestic life insurance business.

* See Appendix 1 for business performance indices for each major business segment.

For further information, please contact:

Mitsuru Muraki

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2004.

2

Appendix 1

Business performance indices for major business segments

1. Domestic property and casualty business

Indices for Tokio Marine & Nichido Fire Insurance Co., Ltd. are as follows:

(Yen in billions)

	FY2004 (actual)	FY2005 (plan)	FY2005 target (2003 Mid-Term Plan)
Net premiums written	1,883.3 <1,730.0>	1,868.0 <1,721.6>	2,000 <1,840>

Expense ratio	31.4% <34.2%>	30.6% <33.2%>	30.2% <32.8%>

Adjusted earnings	18.4	110.0	Approximately 110

* Figures in < > exclude the impact of revisions to the Compulsory Automobile Liability Insurance regulations.

2. Domestic life insurance business

Indices for Tokio Marine & Nichido Life Insurance Co., Ltd. and Tokio Marine & Nichido Financial Life Insurance Co., Ltd. are as follows:

(Yen in billions)

	FY2004 (actual)	FY2005 (plan)	FY2005 target (2003 Mid-Term Plan)
Annualized premiums for new policies	59.1	76.3	71
Tokio Marine & Nichido Life	54.7	64.9	71
Tokio Marine & Nichido Financial Life	4.4	11.4	—

* Annualized premiums for new policies are derived by dividing the aggregate amount of premiums by the duration of insurance policies to show the amount of premiums per year. With regards to whole-life insurance policies, the total amount of insurance premiums paid is calculated for a term up to the age of 80 of the insured, and in any case for a minimum of ten years if the current age of the insured is higher than 70.

* FY2005 target was announced in November 2003 as part of the medium- to long-term corporate strategy of Millea Holdings (the “2003 Mid-Term Plan”). The calculation method employed at that time differs from the one employed currently. Based on the current method, the target of 71 billion yen would be 62.5 billion yen.

3

3. Overseas insurance business

We continue to position Asia as a main market in the overseas insurance business with high growth and profitability potential. We also intend to expand insurance operations in the Brazil, Russia, India and China group of countries, or BRIC, where the economy and the insurance market are expected to grow significantly. The indices for the overseas insurance business are as follows:

(Yen in billions)

	FY2004 (actual)	FY2005 (plan)	FY2005 target (2003 Mid-Term Plan)
Net premiums written	78.2	160.0	—

Millea Asia	33.4	41.5	50
Direct insurance (excluding Millea Asia)	25.6	88.4	—
Reinsurance (excluding Millea Asia)	19.2	30.1	—

* Net premiums written are calculated taking into account the ratio of respective equity interest of Millea Holdings in each local subsidiary.

* FY2005 target, announced in November 2003 as part of the 2003 Mid-Term Plan, was 50 billion yen in net premiums written for insurance operations in Asia.

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Appendix 2

Adjusted Earnings and Adjusted ROE

Adjusted ROE ＝ Adjusted earnings ÷Adjusted capital

1. Earnings (net of taxes)

(1) Domestic property and casualty insurance business

Adjusted Earnings ＝ Net income ＋ Provision for extraordinary reserves *1 ＋ Provision for reserves for price fluctuation *1 － Gains (losses) from assets under asset liability management *2 － Gains (losses) from stocks and properties － Other extraordinary items

(2) Life insurance business

Adjusted Earnings ＝ Increase in EV *3

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EV at the end of the previous fiscal year *3
Increase in EV
EV at the end of the fiscal year

(3) Overseas property and casualty insurance business, other businesses

… Net income shown in financial statements

2. Capital (Average capital of the beginning and the end of fiscal year, after tax basis)

(1) Domestic property and casualty insurance business

Adjusted Capital ＝ Capital ＋ Extraordinary reserves, net of tax ＋ Reserves for price fluctuation, net of tax

(2) Life insurance business

Adjusted Capital ＝ Embedded Value

(3) Overseas property and casualty insurance business and other businesses

… Capital shown in financial statements

*1 Negative figures in case reversal of extraordinary reserve or reserve for price fluctuation

*2 Realized and unrealized gain (losses) arising from bond securities and interest rate swap transactions utilized in asset liability management.

*3 EV: Embedded Value
Sum of value of in-force business and shareholder equity of life insurance company.
(Commonly used for life insurers in Europe.)

Item 2

(English translation)

May 27, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Adoption of Corporate Governance Policies

Millea Holdings, Inc. (“Millea Holdings”) announced today that it has adopted corporate governance policies (the “Corporate Governance Policies” or the “Policies”). It also announced the framework for a Nomination Committee and a Compensation Committee, both of which will be established in July 2005.

1. Adoption of Corporate Governance Policies

(a) Background

In its corporate philosophy, the Millea Group stresses its mission to fulfill responsibilities to shareholders, customers, society, employees and other stakeholders. In order to fulfill such responsibilities and to continuously enhance the corporate value of the Millea Group, it is essential for Millea Holdings to establish a sound and transparent corporate governance system and, as a holding company, to exercise appropriate control over the Millea Group companies.

Millea Holdings has adopted the following measures since its formation in April 2002:

•	Continuous appointment of three outside directors since its formation in order to strengthen the oversight function of the Board of Directors;

•	Increase of the number of outside corporate auditors from two to three, in order to strengthen the audit function of the Board of Corporate Auditors; and

•	Establishment and strengthening of its compliance structure, risk management system and internal audit system.

In addition, Millea Holdings has announced its intent to establish a Nomination Committee and a Compensation Committee and to reform the compensation system for directors and corporate auditors of Millea Holdings and its principal business subsidiaries, which includes the introduction of stock options and the termination of retirement allowance plans.

Millea Holdings is adopting and disclosing the Corporate Governance Policies set forth below in order to facilitate stakeholder understanding of Millea Holdings’ corporate governance system. Millea Holdings also believes that adoption and disclosure of these Policies will seek to further enhance the level of corporate governance of Millea Holdings.

    (For reference)

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

(b) Contents of the Policies

Please refer to the Corporate Governance Policies attached hereto.

2. Framework for the Nomination Committee and the Compensation Committee

(1) Nomination Committee

(a) The Committee’s Functions

As an advisory body to the Board of Directors, the Nomination Committee shall deliberate on the following matters and report to the Board of Directors:

•	The appointment and dismissal of directors and corporate auditors of Millea Holdings;

•	The appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings; and

•	The criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

Note: The term “business subsidiary” refers to companies in which Millea Holdings directly holds a majority of the voting rights.

(b) The Committee’s Members

Chairman:	Minoru Makihara (Outside director of Millea Holdings, Senior Corporate Advisor of Mitsubishi Corporation)

Members:	Masamitsu Sakurai (Outside director of Millea Holdings, President of Ricoh Company, Ltd.)

Haruo Shimada (Outside director of Millea Holdings, Professor, Faculty of Economics, Keio University)

Kunio Ishihara (President of Millea Holdings)

(2) Compensation Committee

(a) The Committee’s Functions

As an advisory body to the Board of Directors, the Compensation Committee shall deliberate on the following matters and report to the Board of Directors:

•	Evaluation of the performance of directors of the Company;

•	Evaluation of the performance of directors of the principal business subsidiaries of the Company; and

•	The compensation system to be applied to directors and corporate auditors of the Company and its principal business subsidiaries.

(b) The Committee’s Members

Chairman:	Haruo Shimada (Outside director of Millea Holdings, Professor, Faculty of Economics, Keio University)

Members:	Minoru Makihara (Outside director of Millea Holdings, Senior Corporate Advisor of Mitsubishi Corporation)

Masamitsu Sakurai (Outside director of Millea Holdings, President of Ricoh Company, Ltd.)

Kunio Ishihara (President of Millea Holdings)

For further information, please contact:

Mitsuru Muraki

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341

Millea Holdings, Inc.

Corporate Governance Policies

Millea Holdings, Inc. (“Millea Holdings”), in line with the Millea Group Corporate Philosophy, is committed to the continuous enhancement of corporate value by fulfilling its responsibilities to shareholders, customers, society, employees and other stakeholders. For this purpose, Millea Holdings hereby establishes a sound and transparent corporate governance system and, as a holding company, aims to exercise appropriate control over the Millea Group companies.

Millea Holdings corporate governance policies shall be reviewed and amended as necessary to adapt to changes in the business environment.

I. Management Organization

1. The Board of Directors

(1) Responsibilities of the Board of Directors and its Members

The Board of Directors is responsible for decisions on important matters relating to the execution of Millea Holdings’ business, for supervising the performance of individual directors, and establishing an effective internal control system. In addition, as the Board of Directors of a holding company, it is responsible for determining medium- to long-term business strategies and various basic business policies for the Millea Group.

Each director shall endeavor to enable the Board of Directors to fulfill these responsibilities and functions.

(2) Composition of the Board of Directors

The number of directors shall generally be approximately ten members, of whom, as a general rule, at least three shall be outside directors.

(3) Directors’ Term of Office

Directors shall be appointed for a term of office of one year. Directors may be re-appointed.

2. Corporate Auditors and the Board of Corporate Auditors

(1) Responsibilities of Corporate Auditors and the Board of Corporate Auditors

Corporate auditors, as an independent body entrusted by shareholders, shall audit the performance of directors, with the aim to ensure sound and fair management and accountability.

Corporate auditors shall endeavor to conduct a high quality audit in accordance with the regulations of the Board of Corporate Auditors, auditing standards, auditing policies and auditing plans determined by the Board of Corporate Auditors.

(2) Composition of the Board of Corporate Auditors

The number of corporate auditors shall generally be around five. As a general rule, a majority of the corporate auditors shall be outside corporate auditors. Furthermore, as a general rule, at least one corporate auditor shall qualify as an “audit committee financial expert” within the meaning of the rules of the United States Securities and Exchange Commission.

3. Nomination Committee and Compensation Committee

(1) Responsibilities of the Nomination and Compensation Committees

Millea Holdings shall have a Nomination Committee and a Compensation Committee to serve as advisory bodies to its Board of Directors.

The Nomination Committee shall deliberate on the following matters and report to the Board of Directors:

•	The appointment and dismissal of directors and corporate auditors of Millea Holdings;

•	The appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings; and

•	The criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

The Compensation Committee shall deliberate on the following matters and report to the Board of Directors:

•	Evaluation of the performance of directors of Millea Holdings;

•	Evaluation of the performance of directors of the principal business subsidiaries of Millea Holdings; and

•	The compensation system for directors and corporate auditors of Millea Holdings and its principal business subsidiaries

Note: The term “business subsidiary” refers to companies in which Millea Holdings directly holds a majority of the voting rights.

(2) Composition of Nomination and Compensation Committees

The Nomination Committee and the Compensation Committee shall generally each consist of approximately five members. As a general rule, a majority of the members of each committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members.

II. Compensation System for Directors and Corporate Auditors of the Millea Group

(1) Compensation of Directors and Corporate Auditors of Millea Holdings

Compensation for full-time directors consists of three elements: fixed compensation; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options.

Compensation for corporate auditors and part-time directors consists of two elements: fixed compensation and stock options.

Effective June 2005, Millea Holdings intends to terminate the retirement allowance plans currently in place for its directors and corporate auditors, and no retirement allowances shall be made to retiring directors or corporate auditors thereafter. Millea Holdings shall, however, make retirement allowance payments for services rendered prior to the date of the termination of the plans in June 2005.

(2) Compensation of Directors and Corporate Auditors of Principal Business Subsidiaries

The compensation system for directors and corporate auditors of Millea Holdings’ principal business subsidiaries shall generally be identical to that applied to directors and corporate auditors of Millea Holdings.

III. Corporate Governance of Subsidiaries

(1) Governance System

As the holding company of the Millea Group, Millea Holdings shall exercise high-level control of and supervision over the business subsidiaries of the Millea Group. Millea Holdings shall exercise its rights as a shareholder in a manner appropriate to further the goal of maximizing the corporate value of the Millea Group.

Millea Holdings shall enter into business management agreements with each business subsidiary and exercise effective high-level control over the business subsidiaries by determining the basic policies for the Millea Group and pre-approving or otherwise considering matters such as corporate strategies and plans and other matters that are likely to have a significant effect on the business performance of the Millea Group.

The management of indirectly-owned subsidiaries (subsidiaries of the business subsidiaries) shall generally be conducted through the management of the business subsidiaries.

(2) Corporate Compliance Structure

Millea Holdings shall formulate a compliance policy annually as well as various measures and actions to promote compliance throughout the Millea Group. Millea Holdings shall also monitor the implementation of these policies and measures. Significant matters relating to the Millea Group’s compliance shall be reviewed and determined at management meetings and meetings of the Board of Directors of Millea Holdings, and Millea Holdings shall thereby aim to enhance compliance by each company of the Millea Group.

In addition, Millea Holdings shall have in effect the Millea Group Code of Conduct, which provides for fundamental rules to be observed by all officers and employees of Millea Holdings and its business subsidiaries. Millea Holdings shall make such Code of Conduct accessible to the public. Moreover, Millea Holdings shall establish and maintain internal and external hotlines for use by officers or employees of the Millea Group companies who may wish to report or consult on compliance-related issues.

(3) Risk Management System

Millea Holdings shall manage risks faced by the Millea Group quantitatively and qualitatively in a comprehensive manner. In addition, significant matters relating to risk management, such as establishing risk management policies and integrated risk management policies throughout the Millea Group, shall be reviewed and decided at management meetings and meetings of the Board of Directors of Millea Holdings with an aim to reinforce the Millea Group’s overall risk management.

(4) Internal Audit System

Millea Holdings shall develop fundamental policies relating to internal auditing that call for each company of the Millea Group to establish effective internal auditing systems and to monitor internal audits and the status of the internal management structure within each company. Significant matters relating to internal audit results shall be reported to the Board of Directors of Millea Holdings with the aim to promote an appropriate and sound business management system across the entire Millea Group.

(5) Evaluation of Business Results of the Business Subsidiaries

Millea Holdings shall evaluate the business results of each business subsidiary of the Millea Group on an annual basis, comparing actual results with previously determined indices. The results of such evaluations shall be considered in the determination of the compensation for the directors of each business subsidiary.

Adopted on May 27, 2005

The Board of Directors of Millea Holdings, Inc.

Item 3

(English translation)

May 27, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Issuance of stock acquisition rights pursuant to a stock option compensation plan

The Board of Directors of Millea Holdings, Inc. (“Millea Holdings”) resolved today to make the following proposal at the 3rd ordinary general meeting of shareholders to be held on June 28, 2005. The proposal is to issue stock acquisition rights pursuant to a stock option scheme under a stock-linked compensation plan, to be established in accordance with Articles 280-20 and 280-21 of the Commercial Code, to its directors and corporate auditors and to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd. (collectively referred to as the “Directors and Corporate Auditors”)

The purpose of the issuance of stock acquisition rights with especially favorable terms and the particulars of the issuance are as follows:

1. Purpose of the issuance of stock acquisition rights with especially favorable terms

Millea Holdings intends to strengthen the link between the compensation of the Directors and Corporate Auditors and Millea Holdings’ share price and business results by aligning the Directors’ and Corporate Auditors’ exposure to Millea Holdings’ share price with those of its shareholders. Millea Holdings intends to issue the stock acquisition rights to the Directors and Corporate Auditors without any monetary consideration payable by the Directors and Corporate Auditors. The exercise price of the stock acquisition rights shall be one (1) yen per share.

Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd., and Tokio Marine & Nichido Life Insurance Co., Ltd. intend to terminate the existing retirement allowance plans covering the Directors and Corporate Auditors. Millea Holdings plans to issue similar stock acquisition rights each year to the Directors and Corporate Auditors holding office as of that time, subject to approval by a general meeting of Millea Holdings’ shareholders.

2. Particulars of the issuance of the stock acquisition rights

(1)	Class and number of shares to be issued upon exercise of the stock acquisition rights

A maximum of 320 shares of Millea Holdings’ common stock.

1

The maximum number of common shares to be issued upon exercise of the stock acquisition rights, in connection with any adjustments made pursuant to clause (2) below, is subject to the following adjustments:

The maximum number of common shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the number calculated by multiplying the number of stock acquisition rights with the Adjusted Exercise Ratio (as defined below).

(2)	Total number of stock acquisition rights

A maximum of 320 stock acquisition rights.

The number of shares to be issued upon exercise of the stock acquisition rights shall be one (1) share (the “Exercise Ratio”) of Millea Holdings common stock.

However, if Millea Holdings (i) conducts a stock split or stock consolidation of its common shares after the date of the issuance of stock acquisition rights, the number of common shares to be issued upon exercise of such stock acquisition rights shall be adjusted to take into account the ratio of the stock split or the stock consolidation or (ii) merges, performs a corporate split, decreases its capital or takes other similar action, Millea Holdings shall adjust the number of shares to be issued upon exercise of such stock acquisition rights as deemed appropriate (each such ratio an “Adjusted Exercise Ratio”).

(3)	Issue price of stock acquisition rights

The stock acquisition rights shall be issued without receipt of monetary consideration by Millea Holdings.

(4)	Amount to be paid upon exercise of stock acquisition rights

The amount payable to Millea Holdings upon exercise of the stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of the stock acquisition rights.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be determined by the Board of Directors of Millea Holdings to begin not earlier than July 1, 2005 and end not later than June 30, 2035.

(6)	Additional conditions for the exercise of the stock acquisition rights

a.	Any Director or Corporate Auditor may exercise his/her stock acquisition rights that he/she holds only after he/she has retired from any position that he/she holds as a director or corporate auditor of any of Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd. or Tokio Marine & Nichido Life Insurance Co., Ltd.

b.	A partial exercise of any single stock acquisition right shall not be allowed.

2

c.	Other additional conditions for the exercise of stock acquisition rights shall be determined by the Board of Directors of Millea Holdings.

(7)	Redemption of stock acquisition rights

Millea Holdings may, at any time, redeem stock acquisition rights acquired and held by Millea Holdings, without paying any compensation.

(8)	Restriction on the transfer of stock acquisition rights

Any transfer of the stock acquisition rights requires the approval of the Board of Directors of Millea Holdings.

(Note)	Specifics of the issuance and the allotment of stock acquisition rights will be determined by the Board of Directors to be held after the 3rd ordinary general meeting of shareholders on June 28, 2005, and are subject to approval of the above proposal by the said general meeting of shareholders.

3

Item 4

(English translation)

May 27, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Receipt of subpoenas from United States federal governmental authorities

Tokio Marine Management, Inc. (Head office: New York), a U.S. subsidiary of Millea Holdings, Inc. (“Millea Holdings”), has received subpoenas from the United States Attorney for the Southern District of New York and the United States Securities and Exchange Commission, requesting documents relating to certain types of reinsurance transactions.

After discussions with its U.S. counsel, Millea Holdings, whose American Depositary Receipts are traded on Nasdaq, hereby discloses the receipt of these subpoenas in a manner consistent with prevailing U.S. practices.

Millea Holdings believes these investigations are a part of investigations which involve a number of industry participants. Millea Holdings and its affiliates are cooperating with these investigations.

For further information, please contact:

Mitsuru Muraki

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341